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CUSIP No. 63910B102                             Page 1 of 6 pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                 Nautilus, Inc.
                                ----------------
                                (Name of Issuer)


                                  Common Stock
                           --------------------------
                         (Title of Class of Securities)


                                    63910B102
                                    ---------
                                 (CUSIP Number)

                                  May 9, 2006
                                 ------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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THIS  SCHEDULE 13G  REPLACES THE SCHEDULE  13D/A FILED ON MAY 10, 2006 BY PHILIP
TIMON ("THE 13D"). THIS SCHEDULE 13G IS BEING FILED TO REPLACE THE 13D BECAUSE PHILIP TIMON NO LONGER INTENDS TO CHANGE OR INFLUENCE CONTROL OF NAUTILUS, INC. ("THE ISSUER") AND THEREFORE MAY FILE A 13G WITH RESPECT TO HIS OWNERSHIP OF STOCK OF THE ISSUER UNDER RULE 13D-1(C) OF THE ACT.

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CUSIP No. 63910B102                                                                     Page 2 of 6 pages
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        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PHILIP TIMON

        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     Not Applicable
           2
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

                  CITIZENSHIP OR PLACE OF ORGANIZATION
           4
                  UNITED STATES OF AMERICA
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   5
               NUMBER OF                  2,185,829*
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           6
               REPORTING PERSON           0
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   7
                                           2,185,829*
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   8
                                         0
        ----------- ----------------------------------------------------------------------------------------------------
            9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    0
        ----------- ----------------------------------------------------------------------------------------------------
            10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    6.66%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    IN
        ----------- ----------------------------------------------------------------------------------------------------


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*     Endowment  Capital,  L.P., and Long Drive,  L.P., each a Delaware  limited
      partnership  (collectively,  the  "Limited  Partnerships"),   own  in  the
      aggregate  2,185,829  shares of the common  stock,  no par value per share
      (the  "Shares")  of  Nautilus,   Inc.,  a  Washington   corporation   (the
      "Company"). Endowment Capital Group, LLC, a Delaware limited liability company, is the sole general partner of each of the Limited Partnerships. Mr. Philip Timon is the sole managing member of Endowment Capital Group, LLC. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Thus, as of May 9, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 2,185,829 Shares, or approximately 6.66% of the Shares deemed issued and outstanding as of that date. Mr. Timon's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

ITEM 1.  Security and Issuer

         (a). Name of Issuer:  NAUTILUS, INC.

         (b). Address of Issuer's Principal Executive Offices:

              1400 NE 136th Avenue
              Vancouver, Washington 98684


ITEM 2.  (a)      Name of Person Filing:  Mr. Philip Timon.

         (b) Address of Principal Business Office: c/o Endowment Capital Group, LLC, 1105 N. Market Street, 15th Floor, Wilmington, DE 19801.

         (c)      Citizenship:  United States.

         (d).     Title of Class of Securities:  Common Stock

         (e).     CUSIP Number:  63910B102


ITEM 3. If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

         Not Applicable

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ITEM 4.  Ownership.

  (a).  Amount beneficially owned (as of May 9, 2006)                2,185,829*

  (b).  Percentage of class (as of May 9, 2006):                     6.66%*

  (c).  Number of shares as to which such person has:

       (i)   Sole power to vote or to direct the vote:               2,185,829*

       (ii)  Shared power to vote or to direct the vote:             0

       (iii) Sole power to dispose or to direct the disposition of:  2,185,829*

       (iv)  Shared power to dispose or to direct the disposition of:0

* Endowment Capital, L.P. and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships") own in the aggregate 2,185,829 shares of the common stock (the "Shares") of Nautilus, Inc., a Washington corporation (the "Company"). Endowment Capital Group, LLC ("Endowment Capital") a Delaware limited liability company, is the sole general partner of each of the Limited Partnerships. Mr. Philip Timon is the sole managing member of Endowment Capital. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Thus, as of May 9, 2006, for the purposes of Reg.
         Section 240.13d-3, Mr. Timon is deemed to beneficially own 2,185,829 Shares, or approximately 6.66% of the Shares deemed issued and outstanding as of that date. Mr. Timon's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.


ITEM 5.   Ownership of Five Percent or Less of a Class: [  ]



ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable.


ITEM 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

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ITEM 8.     Identification and Classification of Members of the Group:

            Not Applicable


ITEM 9.     Notice of Dissolution of Group:

            Not Applicable.


ITEM 10.    Certification:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 63910B102                                                                     Page 6 of 6 pages
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SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               PHILIP TIMON

                                               Date:  May 10, 2006 By /S/ Philip
                                               Timon,  in his  capacity  as sole
                                               managing   member  of   Endowment
                                               Capital  Group,   LLC,  the  sole
                                               general   partner   of   each  of
                                               Endowment Capital,  L.P. and Long
                                               Drive, L.P.